601 JEFFERSON STREET, TEXAS 77002
PHONE 713.753.3011

May 15, 2014

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: KBR, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-33146

Dear Ms. Rocha:

Thank you for your letter dated May 2, 2014, regarding the SEC’s comments on the KBR, Inc. (“KBR”) filing referenced above. Attached are our responses to each of your specific comments. For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text.
In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this submission, we request that you or such member please call me directly at (713) 753-8380 (fax no. (713) 753-5353) or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604 (fax no. (713) 753-3310).
Sincerely,

/s/ Nelson E. Rowe
Nelson E. Rowe
Vice President and Chief Accounting Officer

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 8. Goodwill and Intangible Assets, page 72

1.
With regards to your goodwill impairment testing of the IGP reporting units, you disclose on page 42 that one reporting unit in the IGP business had a carrying value that exceeded fair value by 30% thus failing step one however step two resulted in the implied fair value of goodwill exceeding carrying value by $5 million or 6%. We further note that an impairment charge of $178 million was recorded in 2012 related to the IGP business segment during an interim review and that $222 million of goodwill relates to the IGP segment. Please tell us how much goodwill relates to the IGP reporting unit that failed step one during the 2013 impairment test.

Response:

We acknowledge the Staff’s comment and note the goodwill allocated to the one reporting unit in the IGP business segment that failed step one during the 2013 quantitative goodwill impairment test was $85 million at the testing date of October 1, 2013.

2.	Further provide draft disclosure to be included in future filings that discloses for any other reporting unit that maybe at risk of failing step one of the quantitative goodwill impairment test:

•	The amount of goodwill allocated to the reporting unit;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

We acknowledge the Staff’s comments requiring us to provide draft disclosures for any other reporting unit that may be at risk of failing step one of the quantitative goodwill impairment test.

On October 1, 2013, the date of our quantitative goodwill impairment test, the estimated fair value of all our reporting units substantially exceeded each reporting unit’s carrying value except for the one reporting unit in the IGP business segment referenced in question 1 above.

In our future filings, should we have reporting units that may be at risk of failing step one of the quantitative goodwill impairment test, we will disclose the amount of goodwill allocated to the reporting unit, the degree of uncertainty associated with the key assumptions and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions, as indicated by the staff's bullet points noted above.

Note 18. Shared-based Compensation and Incentive Plans, page 101

3.
We note your disclosure that the expected term of your options is determined using an average of the life of the option and vesting period under the simplified method, as historical data was not sufficient to provide a reasonable estimate. Please explain your basis that there was not sufficient historical data in determining your expected term. In this regard, we note that approximately 2.0 million options have been exercised during the past five years. Further, tell us what consideration was given to including the disclosures required by SAB Topic 14D.2 when using the simplified method, including the reason why the method was used, the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods.

Response:

We acknowledge the Staff’s comment and note that following KBR’s 2006 Initial Public Offering and adoption of the requirements under ASC 718, Compensation –Stock Compensation and SAB Topic 14D.2, we expected to utilize the simplified method over a period of six to seven years. Within this period, we expected that two annual stock option award grants would have become fully vested and as a result, the Company would have sufficient history to perform an analysis of the expected term (based on our experience). During the first quarter of 2014, we completed our analysis of the exercise history of our previously granted stock option awards. We determined the expected term using our historical experience is 5.8 years, compared to the expected term of 6.5 years under the simplified method. Had this change in methodology been applied to our 2013 stock option awards, the impact would have been an immaterial reduction in the compensation expense of approximately $200,000 associated with these awards.

We will measure all future stock option awards using an expected term based on KBR’s historical experience and effective January 1, 2014, we will no longer utilize the simplified method to estimate the expected term of our option awards.

KBR has only one type of stock option award. This type of award qualifies as a plain vanilla share option under SAB Topic 14D.2, and thus, we utilized the simplified method for the stock option awards granted in the periods disclosed in our December 31, 2013, Form 10-K and the disclosures in Note 18.

Item 9A. Controls and Procedures, page 110

4.
We note your Regulation S-K Item 308(c) disclosure on page 111 that states “with the exception of this first phase of our ERP implementation and the material weakness described above, there were no other changes in our internal control over financial reporting.” This disclosure qualifies the implementation of the new ERP system and material weakness as a change in your internal control over financial reporting. Please provide draft disclosure to be included in future filings that clearly states, if correct, that there were changes in your internal control over financial reporting that occurred during the respective period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

We acknowledge the Staff’s request to clarify our disclosure about changes in our internal control over financial reporting pursuant to Regulation S-K Item 308 (c). In our future filings, and to the extent we have changes in our internal control over financial reporting that occurred during the respective period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, we will include disclosure similar to the following:

“We are in the process of a phased implementation of a new company-wide enterprise resource planning ("ERP") system. With the addition of new processes and procedures associated with the substantial completion of the most recent phase of our new ERP implementation, there are changes in our internal controls over financial reporting that have materially affected our internal controls over financial reporting."

5.
Regarding your disclosure of the material weakness identified, you state that effects of foreign currency on long term construction contracts were corrected prior to the issuance of the Company’s December 31, 2013 Form 10-K. Please tell us when the material weakness first began, how the material weakness was corrected prior to the issuance of the 2013 financial statements and the impact to your current and historical financial statements. We note your disclosure on page 62 that the cumulative impact of the error did not change trends therefore did not have a material impact to previously issued financial statements. Please supplementally provide us with your SAB Topic 1:M materiality analysis that supports your conclusion that the impact to the previously issued financial statements was not material.

Response:

We acknowledge the Staff’s comment requesting additional information on our material weakness disclosure and our SAB Topic 1:M materiality analysis. We would like to bring to the Staff's attention that on May 5, 2014, we announced the Audit Committee of KBR's Board of Directors has concluded that the company's previously issued consolidated financial statements for the year ended December 31, 2013, should no longer be relied upon and should be restated. As soon as practicable, we expect to amend KBR's Form 10-K for the year ended December 31, 2013, to restate the financial statements and to revise related information, including updating our materiality analysis in connection with the restatement. KBR notes that our responses are based on our previously filed Form 10-K for the year ended December 31, 2013.

The root cause of the material weakness first began in 2008 and relates to a multiple currency, long-term construction project which was awarded to our Gas Monetization business segment in July 2007. Please note that we did not correct the material weakness prior to the issuance of the 2013 financial statement and in Item 9A(c) of our December 31, 2013, Form 10-K, we discussed our plan to remediate this material weakness during the 2014 fiscal year.

Management conducted a detailed review of the costs in excess of billings on uncompleted contracts (“CIE”) account and analyzed all foreign currency activities from project inception. As discussed in our December 31, 2013, Form 10-K in Note 1 and Note 23, we determined the cumulative error overstated revenue and gross profit for annual periods prior to 2013 (2008 through 2012) by approximately $25 million. The after tax impact to net income attributable to KBR for the same periods was approximately $17 million. After evaluating the impact of the error to the previously filed consolidated financial statements as discussed in the analysis below, we determined it was appropriate to correct the error through a cumulative adjustment to our 2013 financial statements.

Quantitative Materiality Analysis - Previously Issued Financial Statements

In our analysis of the error related to the calculation of revenue on the multiple currency, long-term construction project in our Gas Monetization business segment, we analyzed the impact of all errors both individually and in the aggregate in accordance with the guidance contained in SAB Topics 1:M (SAB 99) and 1:N (SAB 108). In consultation with our legal advisors and the audit committee of our board of directors, we concluded the errors were not material to our consolidated financial statements previously filed with the SEC. In assessing materiality, we considered both quantitative and qualitative factors in accordance with Staff Accounting Bulletin Topics 1:M and 1:N, as a result we determined we would not restate the prior periods. We have summarized the impact of the error on our prior period annual financial statements in the table below.

In Millions	2008	2009	2010	2011	2012
Net Income Attributable to KBR	319	290	327	480	144
Adjustment	(5)	3	(7)	(5)	(3)
% Impact	(1.6)%	1.0%	(2.1)%	(1.0)%	(2.1)%

The following tables present our analysis of the impact of the error for each of the prior periods designated and the basis of our conclusions that the errors were not material to these prior periods:

Year Ended December 31, 2012	As Reported	Adjustment		If Adjusted
in Millions			%

Services	7,770	(3)	—%	7,767
Total revenue	7,770	(3)	—%	7,767
Operating income	299	(3)	(1.0)%	296
Income before income taxes and noncontrolling interests	288	(3)	(1.0)%	285
Provision for income taxes	(86)	—	—%	(86)
Net income	202	(3)	(1.5)%	199
Net income attributable to KBR	144	(3)	(2.1)%	141

Balance Sheet
Current assets	3,444	(25)	(0.7)%	3,419
Total assets	5,767	(25)	(0.4)%	5,742
Current liabilities	2,184	(8)	(0.4)%	2,176
Total liabilities	3,256	(8)	(0.2)%	3,248
Total equity	2,511	(17)	(0.7)%	2,494

We believe the impact of the error on our consolidated financial statements for the year ended December 31, 2012 noted above is quantitatively immaterial. In our review of the impact of the error on our balance sheet, we noted no material change to working capital, current ratio and other balance sheet metrics.

Year Ended December 31, 2011	As Reported	Adjustment		If Adjusted
in Millions			%

Services	9,103	(7)	(0.1)%	9,096
Total revenue	9,103	(7)	(0.1)%	9,096
Operating income	587	(7)	(1.2)%	580
Income before income taxes and noncontrolling interests	572	(7)	(1.2)%	565
Provision for income taxes	(32)	2	(6.3)%	(30)
Net income	540	(5)	(0.9)%	535
Net income attributable to KBR	480	(5)	(1.0)%	475

Balance Sheet
Current assets	3,435	(22)	(0.6)%	3,413
Total assets	5,666	(22)	(0.4)%	5,644
Current liabilities	2,277	(8)	(0.4)%	2,269
Total liabilities	3,224	(8)	(0.2)%	3,216
Total equity	2,442	(14)	(0.6)%	2,428

We believe the impact of the error on our consolidated financial statements for the year ended December 31, 2011 noted above is quantitatively immaterial. In our review of the impact of the error on our balance sheet, we noted no material change to working capital, current ratio and other balance sheet metrics.

Year Ended December 31, 2010	As Reported	Adjustment		If Adjusted
in Millions			%

Services	9,962	(11)	(0.1)%	9,951
Total revenue	9,962	(11)	(0.1)%	9,951
Operating income	609	(11)	(1.8)%	598
Income before income taxes and noncontrolling interests	586	(11)	(1.9)%	575
Provision for income taxes	(191)	4	(2.1)%	(187)
Net income	395	(7)	(1.8)%	388
Net income attributable to KBR	327	(7)	(2.1)%	320

Balance Sheet
Current assets	3,262	(15)	(0.5)%	3,247
Total assets	5,417	(15)	(0.3)%	5,402
Current liabilities	2,339	(6)	(0.3)%	2,333
Total liabilities	3,213	(6)	(0.2)%	3,207
Total equity	2,204	(9)	(0.4)%	2,195

We believe the impact of the error on our consolidated financial statements for the year ended December 31, 2010 noted above is quantitatively immaterial. In our review of the impact of the error on our balance sheet, we noted no material change to working capital, current ratio and other balance sheet metrics.

Year Ended December 31, 2009	As Reported	Adjustment		If Adjusted
in Millions			%

Services	12,060	4	—%	12,064
Total revenue	12,060	4	—%	12,064
Operating income	536	4	0.7%	540
Income before income taxes and noncontrolling interests	532	4	0.8%	536
Provision for income taxes	(168)	(1)	0.6%	(169)
Net income	364	3	0.8%	367
Net income attributable to KBR	290	3	1.0%	293

Balance Sheet
Current assets	3,641	(4)	(0.1)%	3,637
Total assets	5,327	(4)	(0.1)%	5,323
Current liabilities	2,291	(2)	(0.1)%	2,289
Total liabilities	3,031	(2)	(0.1)%	3,029
Total equity	2,296	(2)	(0.1)%	2,294

We believe the impact of the error on our consolidated financial statements for the year ended December 31, 2009 noted above is quantitatively immaterial. In our review of the impact of the error on our balance sheet, we noted no material change to working capital, current ratio and other balance sheet metrics.

Year Ended December 31, 2008	As Reported	Adjustment		If Adjusted
in Millions			%

Services	11,493	(8)	(0.1)%	11,485
Total revenue	11,493	(8)	(0.1)%	11,485
Operating income	541	(8)	(1.5)%	533
Income before income taxes and noncontrolling interests	568	(8)	(1.4)%	560
Provision for income taxes	(212)	3	(1.4)%	(209)
Net income	367	(5)	(1.4)%	362
Net income attributable to KBR	319	(5)	(1.6)%	314

Balance Sheet
Current assets	4,142	(8)	(0.2)%	4,134
Total assets	5,884	(8)	(0.1)%	5,876
Current liabilities	3,043	(3)	(0.1)%	3,040
Total liabilities	3,850	(3)	(0.1)%	3,847
Total equity	2,034	(5)	(0.2)%	2,029

We believe the impact of the error on our consolidated financial statements for the year ended December 31, 2008 noted above is quantitatively immaterial. In our review of the impact of the error on our balance sheet, we noted no material change to working capital, current ratio and other balance sheet metrics.

Quantitative Materiality Analysis - Current (2013) Annual Period Financial Statements

We evaluated the impact of correcting the error in the current (2013) annual period. As shown in the table and discussions below, we concluded that correcting the error in the 2013 annual period did not materially misstate our consolidated financial statements for the year ended December 31, 2013.

Year Ended December 31, 2013	Before Adjustment	Adjustment		As Adjusted and Reported
in Millions			%

Services	7,308	(25)	(0.3)%	7,283
Total revenue	7,308	(25)	(0.3)%	7,283
Operating income	496	(25)	(5.0)%	471
Income before income taxes and noncontrolling interests	488	(25)	(5.1)%	463
Provision for income taxes	(144)	8	(5.6)%	(136)
Net income	344	(17)	(4.9)%	327
NCI	(98)	—	—%	(98)
Net income attributable to KBR	246	(17)	(6.9)%	229

Balance Sheet

Current assets	3,010	—	—%	3,010
Total assets	5,516	—	—%	5,516
Current liabilities	1,828	—	—%	1,828
Total liabilities	2,921	—	—%	2,921
Total equity	2,595	—	—%	2,595

We believe the impact of the error noted above is quantitatively immaterial to our consolidated financial statements for the year ended December 31, 2013. We do not believe an investor's decision to buy or sell our stock will be materially impacted by the fact that net income was reduced by $17 million (or $0.11 per diluted share), considering the overall size of the Company, with revenues in excess of $7.0 billion.

Qualitative Analysis

In addition to the quantitative analysis discussed above, we considered the context of the error from the perspective of the "total mix" of information. This includes not only the size of the misstatement (quantitative analysis), but also the factual context in which a user of financial statements will view the financial statement item (qualitative analysis). For each period impacted, we evaluated the effect on key financial statement metrics used by financial statement users. We have presented examples of the qualitative factors we considered along with our consideration and conclusions below.

1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
By itself, the foreign currency component is capable of precise measurement. However, within the context of a long-term, multi-currency, construction project, the foreign currency forms an integral part of the project estimate and may be subject to a higher degree of imprecision than is expected with foreign currency alone.

2. Whether the misstatement masks a change in earnings or other trends.
We do not believe the error masks a change in earnings or other trends. The charts below depict consolidated operating income by quarter trends, net income attributable to KBR by quarter and earnings per share (EPS) trends versus consensus estimates and support for the following:

•	The total impact of the misstatements in all prior periods does not mask a change in earnings or other trends.

•	The correction as an out-of-period adjustment in 2013 did not materially misstate 2013 and also did not impact the trend in earnings.

3. Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.
As shown on the Diluted EPS table below, KBR’s EPS from previously issued quarters, if adjusted, did not hide a failure to meet analysts’ consensus expectations for any period presented. We note that analyst expectations for EPS for the year ended December 31, 2013, was $2.66. Before the error correction in 2013, annual EPS was $1.65 and after the error correction annual EPS fell to $1.54. We note both pre and post-error correction EPS are not in line with consensus.

	2008	2009	2010	2011	2012	2013
Diluted EPS
As Reported	1.91	1.79	2.07	3.16	0.97	1.54
If Adjusted	1.88	1.81	2.02	3.13	0.95	1.65

Consensus EPS Estimates	1.55	1.64	1.80	2.36	1.83	2.66

4. Whether the misstatement changes a loss into income or vice versa.
Based on the tables and our discussion above, the misstatement does not change an operating or net loss into income or vice versa for each of the prior periods (2008 -2012) or for the year ended December 31, 2013.

5. Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.
The Gas Monetization business segment is a major driver of KBR's operations and profitability. As shown on the Impact to Segment Gross Profit chart below, we considered the impact of the error on our Gas

Monetization business segment and noted that the error did not materially impact the disclosed trend of results for the segment.

6. Whether the misstatement affects the registrant's compliance with regulatory requirements.
The error did not impact compliance with any regulatory requirements.

7. Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.
We were in compliance with covenants contained in our Revolving Credit Facility as well as other contractual requirements, regardless of the impact of the error.

8. Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
We do not believe the error had an effect on our determination of management's compensation. While the effect of the error would reduce prior year reported results, it is not of such significance that it would have significantly impacted executive management's bonus determinations as evidenced by the fact that management bonuses were not adjusted by the Board of Directors after they were fully briefed on the impact of the errors.

9. Whether the misstatement involves concealment of an unlawful transaction.
The error did not result from nor involve the concealment of unlawful transactions. In addition, the error was corrected when identified and the impacts to the financial statements were clearly disclosed in the period in which the error was identified.

In addition to the qualitative factors mentioned above, we considered other Company-specific qualitative factors, including the nature of the error.  This error resulted from the mechanics of incorporating the foreign currency component to the estimates of cost to complete and revenue, and was not related to the ongoing operational execution of the project.  Therefore, we do not believe this error would impact an investor’s view of the Company’s execution and potential future results of the project.  We note that subsequent to reporting this error in our December 31, 2013, Form 10-K, there was not a significant response from the analysts that follow the Company. Analysts were more concerned with the Company’s backlog and operational risks rather than the mechanics of reporting foreign currency on the project. With hindsight, we believe this further supports our conclusions on materiality.

Trends - As Reported and If Adjusted

Below, we depict graphically the quarterly trend of operating income, net income attributable to KBR, earnings per share and the impact to Gas Monetization gross profit. The amounts presented for Q1 of fiscal year 2008 through Q4 of fiscal year 2013 represent the quarterly "as reported" and "if adjusted" amounts.

Conclusion:

Based on our analysis above, we have concluded our prior year financial statements were not materially misstated; therefore, we did not amend our previously filed Forms 10-K for the years ended December 31, 2008 through 2012.  In addition, we also determined that correcting the error in the 2013 annual period did not materially misstate our financial statements for the year ended December 31, 2013. As a result we corrected the error in our consolidated financial statements for the year ended December 31, 2013.